Bravo Bunny

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS SAVINGS (3521)	84,993.22
PLAT BUS CHECKING (7299)	101,269.83
Total Bank Accounts	**$186,263.05**
Other Current Assets	
Loans to API	21,643.93
Expenses Paid By API	-10,975.17
Total Loans to API	**10,668.76**
Loans to Moviebaby	30,000.00
Loans to QUE ONDA	1,000.00
Loans to Stan	5,000.00
Loans to Superdope	36,586.07
SD/PR BTaylor	2,683.00
SD/PR CGlover	5,700.00
SD/PR CMercado	2,200.00
SD/PR EMcClellan	732.00
Total Loans to Superdope	**47,901.07**
Total Other Current Assets	**$94,569.83**
Total Current Assets	**$280,832.88**
TOTAL ASSETS	**$280,832.88**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable from Eric McClellan	0.00
Loan Payable from Quinox Ventures	10,000.00
Loan Payable Richard Galvin	0.00
Total Other Current Liabilities	**$10,000.00**
Total Current Liabilities	**$10,000.00**
Long-Term Liabilities	
Microventures Crowdfunding	360,899.38
Mychal Simka Payout	33,730.00
Total Microventures Crowdfunding	**394,629.38**
Total Long-Term Liabilities	**$394,629.38**
Total Liabilities	**$404,629.38**
Equity	
Opening Balance Equity	-2,213.40
Owner's Investment	10,000.00
Retained Earnings	
Net Income	-131,583.10



Bravo Bunny

PROFIT AND LOSS

September 11 - December 31, 2017

	TOTAL
Income	
Services	1,500.00
Total Income	**$1,500.00**
Cost of Goods Sold	
Production Expenses	1,000.00
Total Cost of Goods Sold	**$1,000.00**
GROSS PROFIT	**$500.00**
Expenses	
Advertising & Marketing	283.58
Superdope	80,000.00
Total Advertising & Marketing	**80,283.58**
Bank Charges & Fees	70.00
Car & Truck	3.45
Contractors	28,061.72
Events	449.50
General Admin	249.00
Legal & Professional Services	3,474.00
Consulting LMilner	7,100.00
Total Legal & Professional Services	**10,574.00**
Meals & Entertainment	559.05
Office Supplies & Software	729.02
Travel	100.00
Lodging	5,447.00
Parking & Tolls	80.00
Transportation	32.28
Travel Meals	100.01
Total Travel	**5,759.29**
Total Expenses	**$126,738.61**
NET OPERATING INCOME	**$ -126,238.61**
Other Income	
Interest Earned	5.50
Total Other Income	**$5.50**
NET OTHER INCOME	**$5.50**
NET INCOME	**$ -126,233.11**



BRAVO BUNNY, LLC

Statement of Changes in Members' Equity

For the period May 12, 2017 (Inception) through December 31, 2017

Balance at May 12, 2017 (unaudited)	$ -
Member contributions	7,787
Net income (loss)	(131,583)
Balance at December 31, 2017 (unaudited)	($123,796)



I, Mychal Simka, certify that the financial statements of Bravo Bunny, Inc., included in this Form C-AR are true and complete in all material respects.

Signature: /s/ Mychal Simka

Title: CEO and President

Date: May 1, 2018